                                                                    Exhibit 99.1


                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2003

                                      INDEX

PART I : FINANCIAL INFORMATION

ITEM 1. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

-----------------------------------------------------------------------------------------------------------------------------------
                                                    Three months ended                             Nine months ended
                                                        September 30,                                 September 30,
                                        -------------------------------------------------------------------------------------------
                                            2002           2003             2003            2002           2003             2003
                                            EURO           EURO             USD             EURO           EURO             USD
                                        (unaudited)     (unaudited)     (unaudited)     (unaudited)     (unaudited)     (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales ..........................        22,413          17,623          20,531          56,043          62,072          72,314
Cost of sales ......................        15,044          13,226          15,408          39,278          43,502          50,680
                                        -------------------------------------------------------------------------------------------
Gross profit .......................         7,369           4,397           5,123          16,765          18,570          21,634

Selling, general and
administrative expenses ............         6,819           6,048           7,046          19,615          19,021          22,160
Research and development
expenses ...........................         2,855           2,774           3,232           8,744           9,745          11,353
Restructuring charges ..............           400              --              --             400              --              --
Amortization of intangible
assets .............................           644             631             735           1,950           1,896           2,209
                                        -------------------------------------------------------------------------------------------
Total operating expenses ...........        10,718           9,453          11,013          30,709          30,662          35,722

Operating loss .....................        (3,349)         (5,056)         (5,890)        (13,944)        (12,092)        (14,088)

Interest income, net ...............           837             724             843           2,620           2,132           2,485
                                        -------------------------------------------------------------------------------------------

Loss before taxes and
minority interest ..................        (2,512)         (4,332)         (5,047)        (11,324)         (9,960)        (11,603)

Income tax benefit .................          (858)           (649)           (756)         (3,511)         (1,683)         (1,960)
                                        -------------------------------------------------------------------------------------------

Loss before minority
interest ...........................        (1,654)         (3,683)         (4,291)         (7,813)         (8,277)         (9,643)

Minority interest ..................            --              20              24              --              29              34
                                        -------------------------------------------------------------------------------------------

Net loss ...........................        (1,654)         (3,663)         (4,267)         (7,813)         (8,248)         (9,609)
-----------------------------------------------------------------------------------------------------------------------------------

Loss per share - basic .............         (0.05)          (0.12)          (0.14)          (0.25)          (0.27)          (31.2)
Loss per share - diluted ...........         (0.05)          (0.12)          (0.14)          (0.25)          (0.27)          (31.2)

Weighted average number
of shares - basic ..................    31,330,660      30,794,660      30,794,660      31,638,304      30,820,091      30,820,091
Weighted average number
of shares - diluted ................    31,330,660      30,794,660      30,794,660      31,638,304      30,820,091      30,820,091
===================================================================================================================================



See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

---------------------------------------------------------------------------------------------------------------
                                                               December 31, 2002         September 30, 2003
                                                               ------------------------------------------------
                                                                       EURO             EURO            USD
                                                                                    (unaudited)     (unaudited)
---------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents ...................................         119,866          109,219         127,240
Accounts receivable .........................................          28,238           18,709          21,796
Inventories .................................................          33,424           32,662          38,051
Other current assets ........................................           7,687            6,736           7,847
                                                               ------------------------------------------------

TOTAL CURRENT ASSETS ........................................         189,215          167,326         194,934

Property, plant and equipment ...............................          23,103           29,617          34,505
Goodwill ....................................................          14,690           13,507          15,735
Patents and trademarks ......................................          17,036           14,709          17,136
Other non-current assets ....................................             954              784             913
                                                               ------------------------------------------------

TOTAL ASSETS ................................................         244,998          225,943         263,223
                                                               ------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt and capital leases ........           1,228              921           1,073
Accounts payable ............................................          13,103            8,550           9,961
Accrued liabilities .........................................          17,272           13,884          16,174
                                                               ------------------------------------------------

TOTAL CURRENT LIABILITIES ...................................          31,603           23,355          27,208

Long-term debt and capital leases ...........................           7,812            8,140           9,467
Deferred gain on sale and lease back ........................           1,012              948           1,104
Deferred tax liabilities ....................................           4,039            3,494           4,087
                                                               ------------------------------------------------

TOTAL NON-CURRENT LIABILITIES ...............................          12,863           12,582          14,658

MINORITY INTEREST ...........................................              44              227             265

TOTAL SHAREHOLDERS' EQUITY ..................................         200,488          189,779         221,092
                                                               ------------------------------------------------

Total liabilities and shareholders' equity ..................         244,998          225,943         263,223
---------------------------------------------------------------------------------------------------------------


See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)


-------------------------------------------------------------------------------------------------------------
                                                                         Nine months ended September 30,
                                                                   ------------------------------------------
                                                                        2002           2003          2003
                                                                        EURO           EURO           USD
                                                                    (unaudited)    (unaudited)    (unaudited)
-------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss ..........................................................    (7,813)        (8,248)        (9,609)
Adjustments to reconcile net loss to net
cash provided by (used in) operating
activities:
Depreciation of property, plant and equipment .....................     3,069          2,797          3,258
Amortization of intangibles .......................................     1,950          1,896          2,209
Deferred income taxes (benefits) ..................................    (3,874)          (274)          (319)
Loss (gain) on disposal of equipment ..............................       110            (11)           (12)
Translation of debt in foreign currency ...........................     1,282          1,456          1,695
Minority interest .................................................        --            (29)           (33)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable ........................    (1,722)         9,334         10,874
Decrease (increase) in inventories ................................    (2,558)           279            325
Decrease (increase) in other current assets .......................    (2,649)           778            907
Decrease in accrued liabilities ...................................    (7,150)        (1,638)        (1,908)
(Decrease) increase in accounts payable ...........................     5,413         (4,466)        (5,204)
                                                                   ------------------------------------------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES ...............   (13,942)         1,874          2,183

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ..............................................    (2,469)       (10,037)       (11,693)
Proceeds from sale of equipment ...................................     6,539            264            307
Acquisition of subsidiaries, net of cash  acquired ................   (10,605)            --
                                                                   ------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES .............................    (6,535)        (9,773)       (11,386)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit ..................................    (1,324)            --             --
Proceeds from long term debt ......................................        --          1,047          1,220
Payments on long-term debt and capital leases .....................    (1,419)        (1,004)        (1,170)
Net proceeds from (payments of) advances from customers ...........     1,088         (1,539)        (1,793)
Purchases of own shares ...........................................    (3,890)          (347)          (404)
Proceeds from minority shareholder ................................        --            220            258
                                                                   ------------------------------------------

NET CASH USED IN FINANCING ACTIVITIES .............................    (5,545)        (1,623)        (1,889)
=============================================================================================================

NET CASH FLOWS ....................................................   (26,022)        (9,522)       (11,092)
Effect of changes in exchange rates on cash balances ..............    (1,196)        (1,125)        (1,311)
CASH AT BEGINNING OF THE PERIOD ...................................   141,506        119,866        139,643
                                                                   ------------------------------------------
CASH AT END OF THE PERIOD .........................................   114,288        109,219        127.240
=============================================================================================================


See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The accompanying condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ended December 31, 2003.

    The accompanying condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on September 30, 2003 (Euro 1 = USD 1.165). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at that or any other date.

2.  SHARES OUTSTANDING

    As of December 31, 2002 and September 30, 2003, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of (euro)
    0.91 per share, and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2002 and September 30, 2003, 30,898,228 and 30,794,660 ordinary shares, respectively, were outstanding. No preference shares were outstanding at December 31, 2002 and September 30, 2003.

    On June 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of (euro) 5.22 per share. During the nine months ended September 30, 2003, the Company repurchased 103,568 ordinary shares at an average price of
    (euro) 3.35 per share.

3.  INVENTORIES

    Inventories consist of:

     ----------------------------------------------------------------
                                        December 31,    September 30,
                                                2002             2003
                                                EURO             EURO
     ----------------------------------------------------------------

     Precious metals........................      20               22
     Raw materials..........................  12,106           11,540
     Work in progress.......................  18,142           19,230
     Finished goods.........................   3,156            1,870
                                             ------------------------
                                              33,424           32,662
     ================================================================

4.  GOODWILL, PATENTS AND TRADEMARKS

     ----------------------------------------------------------------
                                        December 31,    September 30,
                                                2002             2003
                                                EURO             EURO
     ----------------------------------------------------------------
     Non amortizable:
     Goodwill...............................  14,690           13,507

     Amortizable:
     Patents................................  16,455           14,227
     Trademarks.............................     581              482
                                             ========================
                                              31,726           28,216
     ================================================================

    The above amounts are presented net of accumulated amortization of (euro)
    26.8 million at December 31, 2002 and (euro) 28.2 million at September 30, 2003.

    As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other intangible assets" and SFAS No. 144 "Accounting for the impairment or disposal of long-lived assets". SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of January 1, 2002.

    The Company reviewed its business and determined that there are four reporting units to be reviewed for impairment in accordance with SFAS No. 142: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment.

    The Company tests for impairment of goodwill annually at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its die attach equipment business and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions the Company revised its earnings forecasts for each of its business units that were tested for impairment. As a result, in the fourth quarter of 2002, the Company recognized a goodwill impairment loss of (euro) 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

5.  DEFERRED GAIN ON SALE AND LEASE BACK

    On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of this real estate was
    (euro) 5.4 million. The Company's gain on this transaction of (euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total (euro)
    0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2002 was (euro) 1.0 million and as of September 30, 2003 was
    (euro) 0.9 million.

6.  RESTRUCTURING

    In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single die handling equipment business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling equipment business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of (euro) 0.8 million ((euro) 0.6 million after tax) in connection with this relocation of its die handling equipment business and reduction in workforce.

    Changes in the restructuring reserve during the first nine months of 2003 were:

    ----------------------------------------------------------------
                                                              EURO
    ----------------------------------------------------------------

    January 1, 2003.......................................    1,281
    Cash payments in the first nine months of 2003........     (716)
                                                              -----
    Restructuring reserve as of September 30, 2003........      565
    ===============================================================

    Total remaining cash outlays for restructuring activities are expected to be
    (euro) 0.6 million, which primarily are expected to be expended during the remainder of 2003.

7.  EARNINGS (LOSS) PER SHARE

    For the three-month and nine-month periods ended September 30, 2002 and 2003, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods.

8.  COMPREHENSIVE INCOME

    Other comprehensive income items include revenues, expenses, gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three and nine month periods ended

    September 30, 2002 and 2003, respectively, were net loss and foreign currency translation adjustments. Those components are as follows:

    ------------------------------------------------------------------------------------------------
                                         Three months ended                Nine months ended
                                             September 30,                    September 30,
                                   -----------------------------------------------------------------
                                      2002      2003       2003        2002        2003        2003
                                      EURO      EURO        USD        EURO        EURO         USD
    ------------------------------------------------------------------------------------------------
    Net loss .....................  (1,654)   (3,663)    (4,267)     (7,813)     (8,248)     (9,609)
    Other comprehensive
    loss:
    Foreign currency
    translation adjustment .......    (134)     (367)      (428)     (4,117)     (2,116)     (2,465)
                                   -----------------------------------------------------------------

    Comprehensive loss ...........  (1,788)   (4,030)    (4,695)    (11,930)    (10,364)    (12,074)

====================================================================================================

9.  STOCK OPTIONS

    In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company issued 1,101,489 ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

    In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and during the first nine months of 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

    In the years 2000, 2001, 2002 and during the first nine months of 2003, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

    The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during 2001, 2002 or the first nine months of 2003, which received fixed accounting treatment. For the stock options granted in 2001, 2002 and during the first nine months of 2003 that receive variable accounting treatment, an amount of (euro) 11, net of tax, was recognized as compensation cost based on the market value of the Company's Ordinary Shares as of September 30, 2003.

    The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock optons, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No.
    123. The following table illustrates the effect on net loss and loss per share for the three and nine months ended September 30, 2002 and 2003, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

---------------------------------------------------------------------------------------------------
                                                      Three months ended         Nine months ended
                                                         September 30,              September 30,
                                                     ----------------------------------------------
                                                       2002         2003         2002          2003
                                                       EURO         EURO         EURO          EURO
---------------------------------------------------------------------------------------------------

    Net loss as reported .......................     (1,654)      (3,663)      (7,813)       (8,248)
    Deduct: Stock-based employee
       compensation expense
       determined under fair value
       based method for all awards,
       net of related tax effects ..............       (333)        (243)        (924)         (825)
    Add: Stock-based
       compensation expense
       included in net loss,
       net of related tax effect ...............         --            9           --            12
                                                     ----------------------------------------------
    Pro forma net loss .........................     (1,987)      (3,897)      (8,737)       (9,061)

    BASIC LOSS PER SHARE:
    As reported ................................      (0.05)       (0.12)       (0.25)        (0.27)
    Pro forma ..................................      (0.06)       (0.13)       (0.28)        (0.29)

    DILUTED LOSS PER SHARE:
    As reported ................................      (0.05)       (0.12)       (0.25)        (0.27)
    Pro forma ..................................      (0.06)       (0.13)       (0.28)        (0.29)
====================================================================================================

    The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

    ----------------------------------------------------------------------------
                                                                     Nine months
                                                                           ended
                                                                   September 30,
                                                                            2003
    ----------------------------------------------------------------------------

    Expected life (years)......................................              5.7
    Expected stock price volatility............................            55.2%
    Risk-free rate.............................................            3.66%
    ============================================================================

    The per share weighted average fair value of options granted during the first nine months of 2003 was (euro) 1.79.

10. SEGMENT DATA

    The Company designs, develops, manufactures, markets and services products for the semiconductor industry's "back-end" assembly operations, including
    (i) molding systems, trim and form integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its Besi Die Handling subsidiary ("die handling equipment"). In the third quarter of 2002, the Company consolidated its die attach equipment business and die sort equipment business into a single die handling equipment business and has reclassified financial data for the die attach equipment business and die sort equipment business for prior periods. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's consolidated financial statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and minority interest.

   ------------------------------------------------------------------------------------------------------
                                                      Plating and
                                         Packaging    Singulation    Die handling   Corporate/
    (Euro in thousands)                  Equipment     Equipment       Equipment    Elimination     Total
   ------------------------------------------------------------------------------------------------------
    Three months ended
    September 30, 2002
    Net sales .........................    15,241         5,054          2,118             --       22,413
    Income (loss) before
    taxes .............................      (248)         (689)        (2,418)           843       (2,512)

    Three months ended
    September 30, 2003
    Net sales .........................    11,355         5,640            628             --       17,623
    Income (loss) before
    taxes and minority
    interest ..........................    (2,215)       (1,050)        (1,605)           538       (4,332)
    Minority interest .................        20            --             --             --           20

    Nine months ended
    September 30, 2002
    Net sales .........................    36,492        12,594          6,957             --       56,043
    Income (loss)
    before taxes ......................    (6,081)       (3,547)        (4,262)         2,566      (11,324)
    Total assets ......................   105,344        59,423         28,885         62,199      255,851

    Nine months ended
    September 30, 2003
    Net sales .........................    41,474        19,056          1,542             --       62,072
    Income (loss) before
    taxes and minority
    interest ..........................    (5,211)       (2,308)        (4,631)         2,190       (9,960)

    Minority interest .................        29            --             --             --           29
    Total assets ......................    82,039        47,382         15,195         81,327      225,943

11. TERMINATION OF UNUSED CREDIT LINE

    We terminated one of our unused credit lines in October 2003, which reduces our available credit lines by (euro) 6.4 million as compared to September 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's "back-end" assembly operations. We operate through our molding systems and trim and form integration systems business through our Fico subsidiary and our selective and tin lead plating systems and singulation systems business through our Meco subsidiary. We operate our flip chip die attach and die sorting systems business through our Besi Die Handling subsidiary, which we created by consolidating business at our RDA and Laurier subsidiaries.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and the first nine months of 2003.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro) 300,000 and that have significant lead times betwEEN the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgements are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates. For a more detailed explanation of the judgments made in these areas, refer to our Annual Report on Form 20-F for the year ended December 31, 2002.

REVENUE RECOGNITION

Our revenue recognition policy conforms to the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation, which is considered inconsequental, and warranties. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell, and depreciation ceases.

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and Besi Die Handling, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

GOODWILL

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142.

We adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, was impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within nine months of January 1, 2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of the adoption of SFAS No. 142. We were not required to perform the second step for any of our identified reporting units during our January 1, 2002 goodwill transitional impairment test.

Our annual test for impairment of goodwill takes place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of 2002, we recognized a goodwill impairment loss of (euro) 3,302 in the die handling equipment reportING unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

We do not have any identifiable intangible assets that have indefinite lives.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments.

------------------------------------------------------------------------------------------------
(Euro in thousands)                                   Payments Due by Period
                                           -----------------------------------------------------
                                           Less than                            After
                                             1 year    1-3 years  4-5 years    5 years    Total
------------------------------------------------------------------------------------------------
Long term debt ............................     635      1,169          --          --     1,804
Capital lease obligations .................     600      1,200       1,200       6,547     9,547
  including imputed interest ..............
Operating leases ..........................   1,757      1,680       1,350       4,510     9,297
Unconditional purchase
  obligations .............................   2,995         --          --          --     2,995
                                           -----------------------------------------------------
Total contractual obligations
 and commercial commitments ...............   5,987      4,049       2,550      11,057    23,643
================================================================================================

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002.

--------------------------------------------------------------------------------------------------------
(amounts in thousands,                                          Three Months Ended September 30,
 except share and per share data)                   ----------------------------------------------------
                                                           2002            %            2003           %
                                                           EURO                         EURO
                                                    (unaudited)                  (unaudited)
--------------------------------------------------------------------------------------------------------

Net sales .........................................      22,413        100.0          17,623       100.0
Cost of sales .....................................      15,044         67.1          13,226        75.0
                                                    ----------------------------------------------------

Gross profit ......................................       7,369         32.9           4,397        25.0

Selling, general and administrative expenses ......       6,819         30.4           6,048        34.4
Research and development expenses .................       2,855         12.7           2,774        15.7
Restructuring charges .............................         400          1.8              --        --
Amortization of intangible assets .................         644          2.9             631         3.6
                                                    ----------------------------------------------------

Total operating expenses ..........................      10,718         47.8           9,453        53.7

Operating loss ....................................      (3,349)       (14.9)         (5,056)      (28.7)
Interest income, net ..............................         837          3.7             724         4.1
                                                    ----------------------------------------------------

Loss before taxes and minority interest ...........      (2,512)       (11.2)         (4,332)      (24.6)

Income tax benefit ................................        (858)        (3.8)           (649)       (3.7)
                                                    ----------------------------------------------------

Loss before minority interest .....................      (1,654)        (7.4)         (3,683)      (20.9)

Minority interest .................................          --         --                20         0.1
                                                    ----------------------------------------------------

Net loss ..........................................      (1,654)        (7.4)         (3,663)      (20.8)
========================================================================================================

Loss  per share - basic and diluted ...............       (0.05)                       (0.12)

Weighted number of shares - basic .................  31,330,660                   30,794,660
Weighted number of shares - diluted ...............  31,330,660                   30,794,660
--------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002.

NET SALES
Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems and die handling systems.

Our net sales decreased by 21.4% from (euro) 22.4 million in the thIRD quarter of 2002 to (euro) 17.6 million in the third quarter of 2003. THE decrease in net sales in the third quarter of 2003 as compared to the third quarter of 2002 was due to decreased order levels in the first quarter of 2003, resulting in decreased shipments in the third quarter of 2003, especially for molding systems and trim and form systems, offset by higher sales of plating systems. The decrease in sales were partly due to customer postponements of an aggregate of
(euro) 5 million shipments.

Our net sales per product line for the three months ended September 30, 2002 and 2003 were as follows:

----------------------------------------------------------------------------
(Euro in million)                           THREE MONTHS ENDED
                                                 SEPTEMBER 30,
                                             2002         2003
                                                                    % CHANGE
----------------------------------------------------------------------------

Automated molding systems .............      10.7          7.5        (29.9%)
Automated trim and form
integration systems....................       4.6          3.9        (15.2%)
Singulation systems ...................       0.9          1.0         11.1%
Automated plating systems .............       4.1          4.6         12.2%
Die handling systems ..................       2.1          0.6        (71.4%)
                                            --------------------------------

TOTAL NET SALES .......................      22.4         17.6        (21.4%)
                                            ================================

BACKLOG
Backlog decreased by 3.0% to (euro) 35.2 million at September 30, 2003 from
(euro) 36.3 million at June 30, 2003 and by 17.2% from (euro) 42.5 AT December 31, 2002. New orders for the third quarter of 2003 amounted to (euro) 16.5 million as compared to (euro) 21.2 million in THE third quarter of 2002 and
(euro) 21.8 million in the second quarter of 2003. The book-to-bill ratio was
0.94 for the third quarter of 2003 as compared to a book-to-bill ratio of 0.95 for the third quarter of 2002 and 0.92 for the second quarter of 2003. New orders in the first nine months of 2003 were (euro) 54.8 million, a decrease of 14.9% compared to (euro) 64.4 million in the first nine months of 2002, including (euro) 1.8 million of die sort systems' backlog that was acquired as part of our purchase of Laurier on January 4, 2002. The book-to-bill ratio for the first nine months of 2003 was 0.88 compared to 1.15 for the first nine months of 2002.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT
Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 40.5% from (euro) 7.4 million in the third quarter of 2002 to (euro) 4.4 million in the third quarter of 2003. As a percentage of net sales, gross profit decreased from 32.9% in the third quarter of 2002 to 25.0% in the third quarter of 2003, mainly due to the decrease in net sales in the third quarter of 2003 and a decrease in gross margins realized from the sale of trim and form integration systems, plating systems and singulation systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses amounted to (euro) 6.8 million in the third quarter of 2002 and (euro) 6.0 in the third quarter of 2003. As a percentage of net sales, selling, general and administrative expenses increased from 30.4% in the third quarter of 2002 to 34.3% in the third quarter of 2003 due to the decrease in net sales, partly offset by lower selling, general and administrative expenses.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Research and development expenses decreased by 3.4% from (euro) 2.9 million in the third quarter of 2002 to (euro) 2.8 million in the third quarter of 2003. As a percentage of net sales, research and development expenses were 12.7% and 15.7% in the third quarters of 2002 and 2003, respectively. Research and development spending in the third quarter of 2003 mainly related to our new AMS-I molding system, as well as spending for new trim and form systems and singulation systems.

OPERATING LOSS
Operating loss increased from (euro) 3.3 million in the third quarter of 2002 to
(euro) 5.1 million in the third quarter of 2003. The increase in operating loss in the third quarter of 2003 as compared to the third quarter of 2002 was due primarily to decreased net sales and gross margins, partly offset by decreased operating expenses.

INTEREST INCOME, NET
Interest income decreased from (euro) 0.8 million in the third quarter of 2002 to (euro) 0.6 million in the third quarter of 2003, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX BENEFIT
Income tax benefit was (euro) 0.9 million in the third quarter of 2002 as compared to (euro) 0.6 million in the third quarter of 2003. The effective tax rate decreased from 34.2% in the third quarter of 2002 to 15.0% in the third quarter of 2003. The decrease of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit in the third quarter of 2003, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. In the third quarter of 2002, a tax benefit was recognized for the losses of these subsidiaries.

MINORITY INTEREST
Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China.

NET LOSS
Net loss increased by (euro) 2.0 million from a net loss of (euro) 1.7 million in the third quarter of 2002 to (euro) 3.7 million in the third quarter of 2003. The increase in net loss in the third quarter of 2003 was due primarily to decreased net sales and gross margins, partially offset by decreased operating expenses.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except                                           Nine Months Ended September 30,
share and per share data)                                   ------------------------------------------------
                                                                  2002                      2003
                                                                  Euro          %           Euro           %
------------------------------------------------------------------------------------------------------------

Net sales ..............................................        56,043      100.0         62,072       100.0
Cost of sales ..........................................        39,278       70.1         43,502        70.1
                                                            ------------------------------------------------

Gross profit ...........................................        16,765       29.9         18,570        29.9

Selling, general and administrative expenses............        19,615       35.0         19,021        30.6
Research and development expenses ......................         8,744       15.6          9,745        15.7
Restructuring charges ..................................           400        0.7             --          --
Amortization of intangible assets ......................         1,950        3.5          1,896         3.1
                                                            ------------------------------------------------

Total operating expenses ...............................        30,709       54.8         30,662        49.4

Operating loss .........................................       (13,944)     (24.9)       (12,092)      (19.5)
Interest income, net ...................................         2,620        4.7          2,132         3.5
                                                            ------------------------------------------------

Loss before taxes and minority .........................       (11,324)     (20.2)        (9,960)      (16.0)
interest
Income tax benefit .....................................        (3,511)      (6.3)        (1,683)       (2.7)
                                                            ------------------------------------------------

Loss before minority interest ..........................        (7,813)     (13.9)        (8,277)      (13.3)

Minority interest ......................................            --                        29         0.0
                                                            ------------------------------------------------

Net loss ...............................................        (7,813)     (13.9)        (8,248)      (13.3)
============================================================================================================

Loss per share - basic and diluted .....................         (0.25)                    (0.27)

Weighted number of shares - basic ......................    31,638,304                30,820,091
Weighted number of shares -  diluted ...................    31,638,304                30,820,091

FIRST NINE MONTHS 2002 COMPARED TO FIRST NINE MONTHS 2003

NET SALES
Our net sales increased from (euro) 56.0 million in the first nine months of 2002 to (euro) 62.1 million in the same period of 2003, an increase of 10.9%. The increase in net sales in the first nine months of 2003 as compared to the first nine months of 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in the first nine months of 2003, especially for trim and form integration systems and singulation systems, offset by lower sales of die handling systems.

Our net sales per product line for the first nine months, ended September 30, were as follows:

------------------------------------------------------------------------------
(Euro in million)                                 NINE MONTHS ENDED
                                                      SEPTEMBER 30,
                                                      2002     2003   % CHANGE
------------------------------------------------------------------------------

Automated molding systems ........................    27.0     26.4      (2.2%)
Automated trim and form integration systems ......     9.5     15.1      58.9%
Singulation systems ..............................     0.9      4.6     411.1%
Automated plating systems ........................    11.7     14.5      23.9%
Die handling systems .............................     6.9      1.5     (78.3%)
                                                  ----------------------------

TOTAL NET SALES ..................................    56.0     62.1      10.9%
==============================================================================

GROSS PROFIT
Gross profit increased by 10.7% from (euro) 16.8 million in the first nine months of 2002 to (euro) 18.6 million in the first nine months of 2003. As a percentage of net sales, gross profit equaled 29.9% in the nine months ended September 30, 2002 and 2003. The increase in gross profit was mainly attributable to an increase in net sales in the first nine months of 2003 and an increase in gross margins realized mainly from the sale of molding and trim and form integration systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Our selling, general and administrative expenses for the nine months ended September 30, 2002 totaled (euro) 19.6 million and represented 35.0% of net sales, compared to (euro) 19.0 million or 30.6% of net sales in the nine month period ended September 30, 2003. The decrease in selling, general and administrative expenses as percentage of net sales, resulted primarily from the increase in net sales and reduced expenses as a result of our restructuring efforts undertaken in 2001 and 2002.

RESEARCH AND DEVELOPMENT EXPENSES
Our research and development expenses increased from (euro) 8.7 million in the nine months ended September 30, 2002 to (euro) 9.7 million in the same period of 2003. As a percentage of net sales, research and development expenses were 15.6% and 15.7% during the nine months ended September 30, 2002 and 2003, respectively. The increase in research and development spending in the first nine months of 2003 reflects our continued investment in research and development, mainly for the development of our new AMS-I molding system, as well as spending for new trim and form systems and singulation systems.

OPERATING LOSS
Our operating loss decreased from a loss of (euro) 13.9 million in the the first nine months of 2002 to a loss of (euro) 12.1 million in the first nine months of 2003. Operating loss in the first nine months of 2003 decreased as compared to the first nine monhts of 2002 due to increased net sales and increased gross margins realized mainly from the sale of molding and trim and form integration systems.

INTEREST INCOME, NET
Our interest income, net decreased from (euro) 2.6 million in the first nine months of 2002 to (euro) 2.1 million in the first nine months of 2003, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX BENEFIT
Our income tax benefit amounted to (euro) 3.5 million in the first nine months of 2002 compared to an income tax benefit of (euro) 1.7 million in the first nine months of 2003. The effective tax rate was 31.0% in the first nine months of 2002 and 16.9% in the first nine months of 2003. The decrease of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. The effective tax rate represents management's best estimate of the effective tax rate for the full fiscal year ended December 31, 2003.

NET LOSS
Our net loss for the first nine months of 2002 amounted to (euro) 7.8 million compared to (euro) 8.2 million in the first nine months of 2003. The increase of our net loss in the first nine months of 2003 compared to the first nine months of 2002 was principally due to the decrease in income tax benefit, partly offset by higher gross margin.


LIQUIDITY AND CAPITAL RESOURCES

We had (euro) 119.9 million and (euro) 109.2 million in cash and CASH equivalents at December 31, 2002 and September 30, 2003, respectively.

We finance Meco and, to an extent, Fico, on a stand-alone basis. Meco utilizes funds generated from its results of operations to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling Systems subsidiary and, to an extent Fico, are financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling Systems generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling Systems.

Net cash (used in) provided by operating activities were ((euro) 13.9) million and (euro) 1.9 million in the first nine months of 2002 and 2003, respectively. The primary proceeds of cash from operations in the first nine months of 2003 were a net loss of (euro) 8.2 million that included non-cash charges of (euro)
4.7 million for depreciation and amortization and (euro) 1.1 million other non-cash losses, combined with decreased working capital requirements of (euro)
4.3 million.

At September 30, 2003, our cash balance totaled (euro) 109.2 million and our total debt and capital lease obligations totaled (euro) 9.0 million. At September 30, 2003, shareholders' equity stood at (euro) 189.8 million.

Our capital expenditures increased from (euro) 2.5 million in the first nine months of 2002 to (euro) 10.1 million in the first nine months of 2003. The expenditures in the first nine months of 2003 were incurred primarily for (i) the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital spending in the year ended December 31, 2003 to increase to approximately (euro) 13 million.

At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold by us was (euro) 5.4 million. Our gain on this transaction of (euro) 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total (euro) 0.6 million per annum. The total deferred gain on the sale and lease back as of September 30, 2003 was (euro) 0.9 million.

On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of September 30, 2003, we had repurchased all 1,000,000 ordinary shares authorized under this repurchase program at an average price of (euro) 5.22 per share.

At September 30, 2003, we had available lines of credit amounting to (euro) 24.3 million, under which no borrowings were outstanding. AT September 30, 2003,
(euro) 0.4 million was reserved for foreign exchangE contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at September 30, 2003. We terminated one of our unused credit lines in October 2003, which reduces our available line of credit by (euro) 6.4 million as compared tO September 30, 2003.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.


NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding FASB Statement

No. 4 and FASB Statement No. 64, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as "Extraordinary Items" so long as they meet the criteria of paragraph 20 of APB No. 30, Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale and leaseback transactions. The standard is effective for transactions which occurred after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities" which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (hereinafter "the Interpretation"), which adresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We adopted the disclosure requirements of the Interpretation as at December 31, 2002 and apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis,
(ii) there is objective and reliable evidence of the fair value of the undelivered item(s), and (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion No. 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. We believe that the adoption of EITF 00-21 will not have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure" - an amendment of SFAS No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. We have adopted the annual and quarterly disclosure requirements of SFAS No.148 in the consolidated financial statements as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003.

For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

The company is continuing to evaluate the provisions of FIN 46. While we do not believe that the company has any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of Statement 149 did not have a material impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The adoption of Statement 150 did not have a material impact on our financial statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN.
Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY.
Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

o   the volatility of the semiconductor industry;
o the length of sales cycles and lead-times associated with our product offerings;

o   the timing, size and nature of our transactions;
o market acceptance of new products or product enhancements by us or our competitors;
o the timing of new personnel hires and the rate at which new personnel become productive;
o   changes in pricing policies by our competitors;
o   changes in our operating expenses;
o our ability to adjust production capacity on a timely basis to meet customer demand; and
o   fluctuations in foreign currency exchange rates.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS.
Our backlog amounted to (euro) 35.2 million at September 30, 2003. IN market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS. Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds (euro) 300,000. The sales cycles for these transactionS are often lengthy and unpredictable. Factors affecting the sales cycle include:

o   customers' capital spending plans and budgetary constraints;
o   the timing of customers' budget cycles; and
o   customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS.
Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In the first nine months of 2003, our three largest customers accounted for approximately 49% of our net sales, with the largest customer accounting for approximately 33% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET. We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed.

Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

o   price, product quality and system performance;
o   ease of use and reliability of our products;
o   manufacturing lead times, including the lead times of our subcontractors;
o   cost of ownership;
o   success in developing or otherwise introducing new products; and
o   market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS.
Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS.
We have facilities and personnel in The Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

o   general economic conditions in each country;
o the overlap of different tax structures and management of an organization spread over various countries;
o unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and

o import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES.
Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS.
The percentage of our consolidated net sales that is denominated in euro is approximately 72% whereas net sales represented by U.S. dollars or dollar-linked currencies is approximately 28%. Approximately 80% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED.
Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE.
Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS.
We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of goodwill or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS.
We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the supervisory board of a corporation has the power to appoint its own members, to appoint and dismiss members of the board of management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BESI, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for the first nine months of 2003 constitute approximately 8% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than (euro) 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 70% of total net sales in the first nine months of 2003, whereas the percentage of our consolidated net sales represented by US dollars or dollar-linked currencies amounted to approximately 30%. Approximately 80% of our costs and expenses were denominated in the euro and the remaining 20% in various currencies, principally US dollars and dollar-linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

                           PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS
         None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS
         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES
         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
         None

ITEM 5 - OTHER INFORMATION
         None